Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 19, 2013

Relating to Preliminary Prospectus dated March 5, 2013

Registration No. 333-186574

TETRAPHASE PHARMACEUTICALS, INC.

8,333,333 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated March 5, 2013 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-186574) (the “Registration Statement”) relating to these shares. The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of Amendment No. 2 to the Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1373707/000119312513091764/d441172ds1a.htm

Common stock offered by Tetraphase	8,333,333 shares

Common stock to be outstanding after this offering	17,487,014 shares (18,737,014 shares in the event the underwriters elect to exercise their over-allotment option to purchase additional shares from us in full)

Initial public offering price	Expected to be between $8.00 and $10.00 per share

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $67.3 million, or approximately $77.8 million if the underwriters exercise their over-allotment option to purchase additional shares from us in full, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range. We plan to use the net proceeds from this offering to fund our planned pivotal Phase 3 program for eravacycline for the treatment of complicated intra-abdominal infections and complicated urinary tract infections and for working capital and other general corporate purposes.

Dilution	After giving effect to the issuance and sale of 8,333,333 shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2012 would have been $64.1 million, or $3.67 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $4.02 per share. New investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $5.33 per share.

Participation of principal stockholders	Certain of our existing principal stockholders and their affiliated entities have indicated an interest in purchasing an aggregate of up to $25 million of shares of our common stock in this offering at the initial public offering price. If such existing stockholders purchase $25 million of shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, our executive officers, directors and 5% stockholders and their affiliates would, in the aggregate, beneficially own approximately 65.69% of our capital stock upon the closing of this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these existing principal stockholders and any of these existing principal stockholders could determine to purchase more, less or no shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (888) 603-5847, or by emailing barclaysprospectus@broadridge.com, or by calling BMO Capital Markets at (800) 414-3627, or by emailing bmoprospectus@bmo.com.